08025348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALSH PARTNERS CAPITAL CORPORATION

OFFICIAL USE ONLY

FIRM ID. NO.
32301

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 ROMA LANE
(No. and Street)

READING	MA	01867
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN WALSH, PRESIDENT — 1-617-921-4999 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin Walsh swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walsh Partners Capital Corporation, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL JOHN YANAKAKIS
Notary Public, Massachusetts
My Commission Expires October 23, 2009

Notary Public 2/14/08

Signature

President
Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Walsh Partners Capital Corporation
Reading, MA

In planning and performing my audit of the financial statements of Walsh Partners Capital Corporation for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 8, 2008

WALSH PARTNERS CAPITAL CORPORATION

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

Table of Contents

	Page
Independent Auditors Report	1
Statement of Financial Condition	2
Income Statement	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
SUPPLEMENTARY INFORMATION:	
Schedule I: Computation of Net Capital Pursuant to SEC Rule 15c3-1	10
Schedule II: Reconciliation of Audited vs. Unaudited Net Capital	11
Schedule III: Exemptive Provision under Rule 15c3-3	12

CERTIFIED PUBLIC ACCOUNTANT CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Kevin Walsh
Walsh Partners Capital Corporation
Reading, Massachusetts

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Walsh Partners Capital Corporation, as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Walsh Partners Capital Corporation as of December 31, 2007 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 8, 2008

WALSH PARTNERS CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 58,056
Fees Receivable	127,255
Prepaid Expenses	4,768
Office equipment at cost, less accumulated depreciation of $6,978	2,353
	$192,432

Liabilities and Shareholder's Equity

Liabilities:	
Credit Cards Payable	$ 611
Consulting Fees Payable	114,040
Accrued Expenses	10,601
	125,252
Common Stock	14,700
Additional Paid in Capital	3,300
Retained Earnings	49,180
Total Shareholder's Equity	67,180
	$192,432

See Accountant's Report & Accompanying Notes

Walsh Partners Capital Corporation
Statement of Income
For The Year Ended December 31, 2007

Revenues	
Fee Revenue	$ 378,941
FINRA	35,000
Interest and dividends	2,182
	416,123
Expenses:	
Employee compensation and benefits	64,950
Commissions	302,635
Communications and data processing	5,413
Regulatory fees and expenses	3,298
Other expenses	49,569
	425,865
Income (Loss) before income taxes	(9,742)
Provision for income taxes	456
Net Income (Loss)	($ 10,198)

See Accountant's Report & Accompanying Notes

WALSH PARTNERS CAPITAL CORPORATION
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2007

	Paid In Capital	Common Stock	Accumulated Deficit	Retained Earnings	Total Stockholders Equity
Beginning Balance	$3,300	$14,700	$ ---	$ 59,378	$ 77,378
Shareholder Distributions				0	0
Net Profit(Loss)			---	(10,198)	(10,198)
	$3,300	$14,700	$ ---	$ 49,180	$ 67,180

See Accountant's Report and Accompanying Notes

Walsh Partners Capital Corporation
Statement of Cash Flows
Twelve Months Ended December 31, 2007

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 10,198)	
Adjustments		
Add:		
Depreciation	1,453	
Prepaid Expenses	570	
Consulting Fees Payable	97,090	
Accrued Expenses	10,601	
Less:		
Fees Receivable	(111,415)	
Credit Cards Payable	(458)	
Cash from Operations		(12,357)
Cash Flows - Invested		
Office Equipment	(1,588)	
Investing Cash Flows		(1,588)
Cash Flows - Financing		
Financing Cash Flows		0
Cash Increase (Decrease)		(13,945)
Cash - Beginning of Year		
Cash - Checking	20,106	
Cash-Money Market	51,894	
Total Beginning of Year		72,001
Cash on Statement Date		$ 58,056

(See Accountants Report & Accompanying Notes)

WALSH PARTNERS CAPITAL CORPORATION
Notes to Financial Statements
For the Year Ended December 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Walsh Partners Capital Corporation, (the Company) is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The Company acts as a marketing representative for several venture capital limited partnerships and markets the limited partnership interests to institutional investors. The Company's agreements vary but generally provide for the Company to receive its commission when the funds are received by the limited partnership. It is the Company's policy to recognize the commission income when funds have been transferred to the limited partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2007 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as money market funds and highly liquid investments with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Fair Value of Financial Statements

The company's financial statements are cash and cash equivalents, and accrued expenses. The recorded values of the cash and cash equivalents, and accrued expenses approximate their fair values based on their short-term nature.

Income Taxes

The Company has elected to be treated as an "S" Corporation for income tax purposes and the shareholder has consented to include the Company's income or loss on his individual income tax return. Accordingly, no provision has been made for federal or state income taxes.

Fees Receivable

Fees receivable represent commissions earned not yet received. On a periodic basis, the Company evaluates its receivables for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. At December 31, 2007, no such allowance was deemed necessary. The Company does not accrue interest on accounts receivable.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets, which vary from 5 to 7 years, using the straight-line method. When assets are retired or disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Accumulated depreciation at December 31, 2007 was $6,978, 2007 depreciation was $1,453.

2. INVESTMENTS

The Company has non-controlling investment interest in the general partner of a limited partnership whose purpose is to achieve a superior long-term return for its partners. The Company previously recognized an other than temporary impairment in the value of this investment and wrote the carrying amount down to zero.

NOTE 3 - MAJOR CUSTOMERS

The Company received 100% of its revenue from a single customer during the year ended December 31, 2007.

NOTE 4 - PROFIT SHARING PLAN

The Company has adopted the profit sharing plan of an affiliate as a participating employer for the benefit of eligible employees. The plan provides that the Company shall make contributions that the Board of Directors shall determine on or before December 31st of each year. The contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code. No contributions were made or were payable for the year ended December 31, 2007.

NOTE 5 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $30,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2007, the Company had net capital of $46,062, exceeding the minimum net capital requirement by $16,062. At December 31, 2007, the Company had a ratio of aggregate indebtedness to net capital of 2.72 to 1.

NOTE 6 - COMPENSATED ABSENCES

Employees of the company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The company policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 7 - COMMON STOCK

Common Stock at December 31, 2007:

Class A common stock, $.01 par value 1000 shares authorized and 980 shares issued and outstanding	$14,700

SUPPLEMENTARY INFORMATION

WALSH PARTNERS CAPITAL CORPORATION
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2007

Schedule I

Total Stockholder's Equity		$ 67,180
Less: Non-Allowable Assets	$20,336	
Haircut-Money Market Fund	782	21,118
Net Capital		46,062
Less: Capital Requirement		30,000
Excess Net Capital		$ 16,062
Aggregate Indebtedness		$125,252
Ratio of Aggregate Indebtedness To Net Capital		2.72 to 1

See Accountant's Report and Accompanying Notes

WALSH PARTNERS CAPITAL CORPORATION
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2007

Schedule II

Net Capital - As reported on Part IIA Focus	$46,844
Year-end audit adjustments	(782)
Audited net capital, as above	$46,062

See Accountant's Report and Accompanying Notes

Schedule III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER: Walsh Partners Capital Corporation as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) [4550]

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained x [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis [4570]

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-_____ [4335A]	_____ [4335A2]	_____ [4335B]
8-_____ [4335C]	_____ [4335C2]	_____ [4335D]
8-_____ [4335E]	_____ [4335E2]	_____ [4335F]
8-_____ [4335G]	_____ [4335G2]	_____ [4335H]
8-_____ [4335I]	_____ [4335I2]	_____ [4335I]

D. (k) (3) Exempted by order of the Commission [4580]

See Accountant's Report and Accompanying Notes

END